February 17, 2015

VIA EDGAR AS CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn: William H. Thompson, Accounting Branch Chief

Adam Phippen, Staff Accountant

Re: Corning Natural Gas Holding Corporation

Annual Report on Form 10-K for fiscal year ended September 30, 2014

Filed December 23, 2014

File No. 333-190348 [Securities Exchange Act of 1934 File No. 000-00643]

Ladies and Gentlemen:

This letter sets forth the response of Corning Natural Gas Holding Corporation (the “Company”) to your letter, dated January 16, 2015, containing comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Company’s Annual Report on Form 10-K for its fiscal year ended September 30, 2014 (“2014 Form 10-K”). For your convenience, the comments from the Staff are reproduced below before the Company’s answers.

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 8

Liquidity and Capital Resources, page 11

1.	Reference is made to the third paragraph on page 44 and the first paragraph on page 47 which discuss Gas Company’s debt covenants. We also note that your gas distribution business is under the jurisdiction of the NYPSC. Please tell us if the debt covenants and/or rules imposed by the NYPSC restrict the net assets of your subsidiaries. If so, please tell us your consideration of discussing the nature of the restrictions on your subsidiaries net assets, the amount of those net assets, and the potential impact on your liquidity. Refer to Item 303(a) and Instruction 5 of Regulation S-K.

Company Response: The NYPSC does not have restrictions on the net assets of Corning Natural Gas Corporation (“Corning Gas”). The NYPSC limits the rate of return that Corning Gas is permitted to earn. In the currently effective Joint Proposal that was approved by the NYPSC on April 20, 2012, in Case 11 G 0280 (which is referenced in “Regulatory Matters” on page 14 of the 2014 Form 10-K), gas rates are based on a return on equity of 9.50%. Under an earnings sharing mechanism contained in the Joint Proposal, however, Corning Gas is allowed to retain all earnings above 9.50% up to and including 10.25%, 50% of earnings above 10.25% up to and including 11.00%, 25% of earnings above 11.00% up to and including 11.75%, and 10% of earning above 11.75%. We believe that these limits do not have a significant effect on our liquidity because even at those limits we have sufficient cash collected from our earnings to support operations. We will state this fact in the liquidity section of future filings. Other than Corning Gas, none of the Company’s subsidiaries or related entities is under the NYPSC’s jurisdiction. Fixed assets, equipment and inventory are provided as collateral for Corning Gas debt, which has been disclosed on pages 44 and 47 of the 2014 Form 10-K. We do not feel that any bank covenants will negatively affect liquidity since all minimum requirements are easily achieved by Corning Gas. The Company does not have any debt and the Joint Ventures have pledged their own assets as collateral for their debt.

Consolidated Financial Statements, page 29

Consolidated Statements of Income and Comprehensive Income, page 32

2.	Please present the amount of income tax expense or benefit allocated to each component of other comprehensive income, including reclassification adjustments, in this statement or disclose such information in the notes to the financial statements. Refer to ASC 22010-45-12.

Company Response: This information is disclosed on the Consolidated Statements of Stockholders’ Equity on page 33 of the 2014 Form 10-K. In future filings, the Company will present this information in the Consolidated Statements of Income and Comprehensive Income.

Notes to Consolidated Financial Statements, page 35

(1) Summary of Significant Accounting Policies, page 35

3.	Please disclose the general information regarding segments pursuant to ASC ###-##-####, including the treatment of Corning Natural Gas Appliance Corporation. Please show us the planned disclosure in your response to this comment.

Company Response: Corning Natural Gas Appliance Corporation (the “Appliance Company”) is a dormant subsidiary. We believe the treatment of the Appliance Company is immaterial to the financial statements of the consolidated companies and that no segment information need be disclosed. In future filings, the Company will report the Appliance Company as a dormant subsidiary.

(q) Stock Based Compensation, page 39

4.	Please tell us your basis for applying a 25% discount to the fair value of your common stock to estimate the fair value of restricted shares issued to directors, and why the 25% discount is considered reasonable under the circumstances. In doing so, please tell us your consideration of ASC 718-10-55-5 which states that, “if shares are traded in an active market, post-vesting restrictions may have little, if any, effect on the amount at which the shares being valued would be exchanged.” In addition, please tell us whether restricted shareholders are entitled to dividends, and if not, how the lack of dividend rights is considered in your valuation of restricted shares.

Company Response: In accordance with ASC 718-10-55-5, “A restriction that continues in effect after the entity has issued instruments to employees, such as the inability to transfer vested equity share options to third parties or the inability to sell vested shares for a period of time, is considered in estimating the fair value of the instruments at the grant date. For instance, if shares are traded in an active market, post-vesting restrictions may have little, if any, effect on the amount at which the shares being valued would be exchanged.” We apply a discount to the fair value of the shares of our common stock issued to our directors because the shares are restricted for typically a long, indeterminate period of time (i.e., until they leave the board). Further, there is a substantial lack of liquidity in our stock with often a large spread between the bid and ask prices. The Company’s common stock is not listed on an exchange and trades infrequently on the OTC Bulletin Board (the “OTCBB”). During the fiscal year ended September 30, 2014, 89,800 shares were traded for an average value of $18.58. During that time, the trade value ranged from $17.10 to $22.50, with an average of daily trade of 356 shares. The current directors hold between 5,872 and 9,150 shares of restricted stock each except for the newest director who holds 317 shares of restricted stock. Liquidating their position after they retire would require a retired director to hold the stock for some time as the stock is dribbled into the market. This would likely have a detrimental effect on the value received for the stock. Due to the fact that no active market exists for shares of our common stock, the ability of the board members to liquidate their shares upon removal from the board is uncertain. For these reasons, the indefinite length of the restriction, substantial lack of liquidity in our stock, and that our stock is not on an exchange, the Company’s management determined and the Board of Directors approved a 25% discount to the current price of our common stock as reasonable under the circumstances based on average discounts as reported in published restricted stock studies.

Further, during the year ended September 30, 2014, the discount resulted in a reduction of stock based compensation of approximately $32,000 after tax from the amount that would have been recorded if the OTCBB quoted price were used. If this discount was not taken into account, there would be no effect on total stockholders’ equity and the adjustment would reduce net income and net income per share by $.01 or approximately 1%, which is not considered material to the financial statements.

Shareholders that own shares of restricted stock are entitled to receive dividends as and when dividends are declared by the Company’s Board of Directors.

5.	Please disclose how you estimated the fair value of restricted stock awards granted to officers disclosed in the second paragraph. In addition, please tell us your basis for determining the fair value of shares sold to Leatherstocking Gas Company based on the closing price of your common stock on the 20th business day after quarter end.

Company Response: Both shares awarded to officers and shares sold to Leatherstocking Gas Company, LLC (“Leatherstocking Gas”) are not restricted. The fair value of stock awards granted to officers was determined to be the OTCBB closing price on the day the stock was granted. The only restriction on this award was that one half of the shares vested immediately and the other half vested one year later. The basis for determining the value of shares sold to Leatherstocking Gas is the OTCBB closing price for the day the shares are sold. The agreement Leatherstocking Gas made with Carl Hayden as compensation for being the independent director on the Leatherstocking Gas board is to issue shares of the Company’s common stock at the OTCBB price on the 20th business day after each quarter end.

(5) Regulatory Matters, page 42

6.	Please tell us your consideration of disclosing the amount and nature of material balances included in the deferred rate case reconciliations totals.

Company Response: The disclosure provided in Note 5 to the Company’s Consolidated Financial Statements regarding deferred rate case reconciliations was prepared in accordance with ASC 980. We also provided additional disclosure beyond the requirements of ASC 980 regarding the nature, amount and basis for the Company’s regulatory assets in order to provide a comprehensive understanding of the regulatory environment and the impact on the Company’s financial position.

(6) Long-term Debt, page 43

7.	Please tell us how you accounted for the September 3, 2013 debt refinancing of approximately $7.8 million with M&T Bank and the basis in GAAP for your accounting.

Company Response: We accounted for the debt refinancing of approximately $7.8 million as a modification of debt in accordance with ASC 470 and ASC 980.

(11) Pension and Other Post-Retirement Benefit Plans, page 50

8.	Please show us how to reconcile the amounts disclosed in this note to amounts presented in the consolidated statements of cash flows.

Company Response: In the Company’s Consolidated Statements of Cash Flows there are two line items that pertain to the pension and retirement benefit plans. The first is “non-cash pension expenses” and the second is “deferred pension costs & post-retirement benefits,” both of which appear on page 34 of the 2014 Form 10-K. The non-cash pension expenses of $929,321 for the Company’s fiscal year ended September 30, 2014, represent the expenses approved by the most recent rate case with the NYPSC, which are recorded as an expense on the Company’s Consolidated Financial Statements. The difference between the actuarial expense $685,826 ($637,478 for the pension and $48,348 for the post retirement benefit) and the approved pension expense is recorded by the Company as a regulatory asset or liability on the balance sheet. As disclosed on page 53 of the 2014 Form 10-K, the NYPSC approved expenses are $970,000. The difference of $40,679 between the non-cash pension expenses of $929,321 and the NYPSC approved amount is attributable to prior period pension amortizations that were approved in the Gas Company’s most recent rate case with the NYPSC.

The change in the deferred pension costs & post-retirement benefits of approximately ($1,300,000) represents the remaining change in the balance sheet liability, primarily consisting of cash contributions made by the Company during the fiscal year ended September 30, 2014. Note 11 to the Company’s Consolidated Financial Statements discloses contributions by the Company of $1,164,898 for the pension plan and $60,000 for the Company’s other post-employment benefits plan.

9.	Reference is made to the last sentence in the third paragraph on page 53 in which you disclose that the net effect of changes in assumptions decreased your pension benefit obligation by $759,000. Please reconcile this change to the table of the change in benefit obligations on page 51 which discloses a $1.3 million increase to your pension benefit obligation attributable to actuarial losses.

Company Response: On page 51 of the 2014 Form 10-K, we disclose a $1.3 million increase in our pension benefit obligation as an actuarial loss. The $1.3 million actuarial loss is the overall increase in the projected benefit obligation from the prior year attributable to changes in the mortality assumption, changes in the discount rate, and changes in participant demographic information and related assumptions, such as salary increases, retirements, and new entrants. The $759,000 disclosed on page 53 represents the decrease in the projected benefit obligation that resulted from the changes in methodology for determining assumptions for the discount rate (decrease of $2,153,000) and mortality (increase of $1,394,000) only, that was included within the overall $1.3 million change. The additional increase in the actuarial loss of approximately $2,064,000 (not related to methodology changes) is attributed to the other factors listed above.

The Company believes that the disclosure provided on page 18 of the 2014 Form 10-K under the heading “Pension and Post-Retirement Benefits” and on pages 51 and 53, as discussed above, provide adequate and appropriate disclosure of the changes in the Company’s pension benefit obligation and the component parts of such change. In future filings, the Company will ensure that any potential ambiguity in such disclosure is corrected.

The Company has reviewed the disclosures in the 2014 Form 10-K and this letter with the persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact the undersigned at (607) 936-3755 ext. 239 or mgerman@corninggas.com or the Chief Financial Officer of the Company, Firouzeh Sarhangi 607) 936-3755 ext. 266 or fsarhangi@corninggas.com if you have questions regarding our responses or any other questions.

Sincerely,

/s/Michael I. German

Michael I. German

President and Chief Executive Officer

cc: Firouzeh Sarhangi

Chief Financial Officer